Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 30, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on October 30, 2006, entitled "STATOIL: BUILDING PLATFORMS FOR GROWTH ".

STATOIL: BUILDING PLATFORMS FOR GROWTH

Statoil ASA’s (OSE: STL, NYSE: STO) income before financial items, income taxes and minority interest in the third quarter of 2006 increased to NOK 30.1 billion, up from NOK 23.9 billion in the third quarter of 2005.

The increase of 6.2 billion was mainly related to an increase in the average oil price of 13%, and a 33% increase in gas prices, both measured in NOK.

Net income in the third quarter of 2006 amounted to NOK 8.6 billion, compared to NOK 8.7 billion in the third quarter of 2005. The effect from an increase in oil and gas prices was offset by effects from financial items and tax. In the first nine months of 2006, net income was NOK 28.6 billion compared to NOK 22.2 billion in the first nine months of 2005.

“Statoil continues to show high earnings despite temporarily lower production on the Norwegian continental shelf,” says chief executive Helge Lund.

“High exploration activity on the Norwegian continental shelf, as well as in our international business, characterises Statoil’s third quarter. We are continuing to add resources and are bringing new assets into production.”

Mr Lund calls particular attention to the strengthening of Statoil’s deepwater position in the US Gulf of Mexico. This includes both the successful Jack well test as well as the signing of the agreement between Statoil and Plains Exploration & Production (PXP) pursuant to which Statoil will acquire PXP’s working interest in two US Gulf of Mexico deepwater discoveries and one exploration prospect.

Return on average capital employed after tax (ROACE) (*) for the 12 months ended 30 September 2006 was 28.4%, compared to 26.5% for the 12 months ended 30 September 2005. This increase was mainly due to higher oil and gas prices. ROACE is defined as a non-GAAP financial measure (*).

In the third quarter of 2006, earnings per share were NOK 3.97 (USD 0.61) compared to NOK 4.01 (USD 0.61) in the third quarter of 2005. For the first nine months of 2006, earnings per share were NOK 13.22 (USD 2.03) compared to NOK 10.25 (USD 1.57) for the first nine months of 2005.

Total oil and gas production in the third quarter of 2006 was 1,076,000 barrels of oil equivalent (boe) per day, compared to 1,128,000 boe per day in the third quarter of 2005, a reduction of 5%. In the first nine months of 2006 total oil and gas production was 1,129,000 boe per day, compared to 1,148,000 boe per day in the first nine months of 2005, a reduction of 2%.

The decrease in oil and gas production was mainly related to decreased entitlement production internationally due to PSA effects, a decline on some of the established oil fields, partly caused by technical and capacity related challenges within the drilling and well area, as well as more extensive maintenance turnarounds on the Norwegian continental shelf (NCS). The reduced production was partly offset by production from new fields that commenced production in the third and the fourth quarter of 2005.

Exploration expenditure in the third quarter of 2006 was NOK 2.0 billion, compared to NOK 1.2 billion in the third quarter of 2005. The increase in exploration expenditure of NOK 0.7 billion was to a large extent due to an increase in the period’s exploration activity. Exploration expenses in the third quarter of 2006 amounted to NOK 1.5 billion, compared to NOK 1.1 billion in the third quarter of 2005.

A total of 16 exploration wells were completed in the third quarter of 2006, nine on the NCS and seven internationally. Six wells resulted in discoveries. Six exploration wells were completed in the third quarter of 2005.

In the first nine months of 2006 a total of 29 exploration and appraisal wells were completed, 14 on the NCS and 15 internationally. Eleven of these wells resulted in discoveries. The number of exploration wells completed in the first nine months of 2005 was 16.

Production cost per boe was NOK 25.3 for the 12 months ended 30 September 2006, compared to NOK 21.8 for the 12 months ended 30 September 2005 (*).

Normalised at a NOK/USD exchange rate of 6.00 and adjusted for the estimated volume reduction due to PSA effects, the production cost for the 12 months ended 30 September 2006 was NOK 24.6 per boe, compared to NOK 21.6 per boe for the 12 months ended 30 September 2005 (*).

The 2007 target for production cost per boe is based on an average oil price of USD 30 per barrel (bbl) in the period 2005-2007. Based on realised oil and gas prices, the estimated PSA effects on production unit cost for the third quarter of 2006 was NOK 0.42 per boe (*). The production unit cost, both actual and normalised, has increased, mainly due to a higher activity level, temporary lower production, and increasing industry cost pressure.

Net financial items amounted to a cost of NOK 2.2 billion in the third quarter of 2006, compared to an income of NOK 0.6 billion in the third quarter of 2005. Net financial items in the first nine months of 2006 were an income of NOK 2.0 billion, compared to a cost of NOK 2.0 billion in the same period of 2005.

The change in net financial items is mainly due to currency effects. Most of the currency result relates to realised effects on short-term balances in USD and unrealised effects on long-term debt.

Income taxes in the third quarter of 2006 were NOK 19.1 billion, equivalent to a tax rate of 68.4%. Income taxes in the third quarter of 2005 were NOK 15.5 billion, equivalent to a tax rate of 63.5%.

For the third year in a row, Statoil was named the global sustainability leader among the oil and gas producers on the Dow Jones Sustainability Index.

The production target for 2007 was reduced to 1,300,000 boe per day, with an indicative split between approximately 1,060,000 boe per day from the NCS and approximately 240,000 boe per day internationally. The target is based on an oil price of USD 60 per bbl for the period 2005-07.

As a direct consequence of reduced production, production costs per boe are expected to increase correspondingly for both 2006 and 2007 compared to previous guidance and target.

* See end notes in the complete quarterly report.

Attachments:
- Press release
- Financial statements and review

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Press
Ola Morten Aanestad, vice president public affairs, +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

STATOIL ASA (Registrant)
Dated: October 30, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer